SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE	FIRM/AFFILIATE OFFICES
NEW YORK 10036-6522
BOSTON
TEL: (212) 735-3000	CHICAGO
FAX: (212) 735-2000	HOUSTON
www.skadden.com	LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
January 13, 2014
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
VIA EDGAR & BY HAND	PARIS
Jeffrey P. Riedler	SÃO PAULO
Assistant Director	SHANGHAI
Division of Corporation Finance	SINGAPORE
Securities and Exchange Commission	SYDNEY
100 F Street, NE	TOKYO
Washington, DC 20549	TORONTO

Re:                             Mylan Inc.

Registration Statement on Form S-4 (333-193062)

Dear Mr. Riedler:

I am submitting this letter on behalf of Mylan Inc., a Pennsylvania corporation (the “Company”), in response to the letter, dated January 3, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the Commission on December 23, 2013.  The Registration Statement was filed to register an offer to exchange (the “Exchange Offer”) $500 million aggregate principal amount of the Company’s 1.800% Senior Notes due 2016 and $650 million aggregate principal amount of the Company’s 2.600% Senior Notes due 2018 registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of the Company’s outstanding 1.800% Senior Notes due 2016 and 2.600% Senior Notes due 2018 issued in a private placement on June 25, 2013 (collectively, the “Restricted Notes”).  For your convenience, the heading and paragraph number in this letter correspond to the heading and paragraph number in the Comment Letter.

General

1. We note that you are registering the 1.800% Senior Notes due 2016 and 2.600% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). Please file the form of letter of transmittal as an exhibit.

The Company does not intend to utilize a letter of transmittal to effect the Exchange Offer because the Restricted Notes are held in book-entry form through the facilities of The Depository Trust Company (“DTC”).  Accordingly, the Company respectfully submits that a letter of transmittal is not required to conduct the Exchange Offer.

Letters of transmittal have historically been utilized by security holders to convey physical securities that they own to the party making the tender offer.  In this instance, no physical securities are held by beneficial owners of the Restricted Notes.  Instead, there are only five global notes (the “Global Notes”) that together represent the aggregate principal amount of Restricted Notes.  The Global Notes are held by The Bank of New York Mellon, as trustee for the Restricted Notes, on behalf of the record owner thereof: Cede & Co., the nominee of DTC.

The Company sets forth the procedure by which Restricted Notes may be tendered in the Exchange Offer on page 23 of the Registration Statement (attached hereto as Annex A) and in the summary thereof on pages 4 to 5 of the Registration Statement.  The  Restricted Notes can be tendered through an “agent’s message” that is transmitted to DTC and received by The Bank of New York Mellon, as exchange agent (the “Exchange Agent”).  The agent’s message can be transmitted by participants in DTC (the “Participants”) who represent the interests of the beneficial owners of Restricted Notes.  The Exchange Agent must also receive, on or prior to the expiration date of the Exchange Offer, a timely confirmation of book-entry transfer of the Restricted Notes into the Exchange Agent’s account at DTC.  This confirmation will be received by the Exchange Agent when the Participants representing beneficial ownership interests in the Restricted Notes transfer such positions to the Exchange Agent’s account at DTC.  Beneficial owners of Restricted Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (each, an “Institution”) are directed to instruct such Institution to tender Restricted Notes on their behalf if such holders wish to tender into the Exchange Offer.

All recipients of the Exchange Offer are apprised of the procedure by which Restricted Notes may be tendered.  Upon commencement of the Exchange Offer, the Exchange Agent will convey to DTC a copy of the final prospectus for the Exchange Offer (the “Prospectus”), a letter from the Company to Institutions (in the form filed as Exhibit 99.2 to the Registration Statement, the “Letter to Institutions”) and the form of letter from Institutions to clients (filed as Exhibit 99.1 to the Registration Statement, the “Letter to Clients”).  DTC is expected to transmit to its Participants the Prospectus, the Letter to Institutions and the form of Letter to Clients.  The Participants, in turn, are expected to transmit to the beneficial owners of Restricted Notes the Prospectus and the Letter to Clients.  The Letter to Clients contains a one-page form pursuant to which such beneficial owners can indicate the aggregate principal amount, if any, of Restricted Notes that they wish to tender into the Exchange Offer.  The response form in the Letter to Clients thereby effectively serves the purpose in a book-entry exchange offer otherwise served by a letter of transmittal in an exchange offer for physical securities.

The Registration Statement has been filed in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  Such no-action letters detail the procedures pursuant to which the Staff has historically permitted the registration of A/B exchange offers.  The procedures set forth in Morgan Stanley include a requirement that the issuer effecting the A/B exchange offer include “in the transmittal letter or similar documentation to be executed by the exchange offeree in order to  participate in the exchange offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the issuer that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities.”  Shearman supplements that requirement with an additional representation to be made “if the exchange offeree is a broker-dealer holding restricted securities for its own account as a result of market-making activities or other trading activities …  that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer.”

The Prospectus states on pages 23 to 24 (as set forth in Annex A), among other places, that, by tendering the Restricted Bonds in the Exchange Offer, the noteholder makes the representations set forth in the preceding paragraph.  The Letter to Clients, pursuant to which beneficial owners of the Restricted Notes may elect to participate in the Exchange Offer, states that an election to tender pursuant to such letter is made “upon and subject to the terms and conditions set forth in the Prospectus.” Therefore, each beneficial owner that tenders into the Exchange Offer is fully apprised of and, in fact, has represented to the Company that such holder is in compliance with, the terms of the Exchange Offer consistent with the procedures for A/B exchange offers set forth in Morgan Stanley and Shearman.

For the reasons cited above, the Company respectfully submits that a letter of transmittal is not required to conduct the Exchange Offer.  Please feel free to contact the undersigned at (212) 735-3497 or my colleague Joshua A. Kaufman at (212) 735-2609 if you have any questions related to this letter or need additional information.

Very truly yours,

/S/ Stacy J. Kanter

Stacy J. Kanter

cc:                                Bradley L. Wideman

Vice President, Associate General Counsel

Securities and Assistant Secretary

Annex A

Procedures for Tendering Restricted Bonds